EXHIBIT 99.1

Precision Drilling Corporation Holding Virtual-Only 2020 Annual and Special Meeting of Shareholders on May 14

CALGARY, Alberta, May 04, 2020 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision”) reminds shareholders that it is holding its 2020 Annual and Special Meeting of Shareholders (“Annual Meeting”) on Thursday, May 14, 2020 at 10:00 a.m. MT. As previously announced, due to the novel coronavirus (“COVID-19”) and to mitigate against any health emergency risks, the Annual Meeting will be held in a virtual-only meeting format. The virtual-only meeting format will provide all shareholders an equal opportunity to participate in the Annual Meeting regardless of their geographic location or concerns related to COVID-19.

The Annual Meeting can be accessed by logging in online at https://web.lumiagm.com/227450298. Registered shareholders and duly appointed proxyholders who participate in the Annual Meeting online will be able to listen to the Annual Meeting, ask questions and vote, all in real time, provided that they are connected to the internet. In all cases, shareholders must follow the instructions set out in their applicable proxy or voting instruction forms. Shareholders can vote by proxy in advance of the Annual Meeting as in prior years. Guests can listen to the Annual Meeting but will not be able to communicate or vote.

Additional information regarding shareholder participation in the Annual Meeting (including voting instructions) may be found in Precision’s Management Information Circular, dated April 1, 2020, which is available on our website (www.precisiondrilling.com). Additionally, detailed instructions for shareholders to participate in the meeting are provided in Precision’s Virtual AGM User Guide available on Precision’s website by selecting “Investor Relations”, then “Webcasts & Presentations”.

If you have questions regarding your ability to participate or vote at the Annual Meeting, please contact Precision’s registrar and transfer agent, Computershare, at 1-800-564-6253.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of Super Series drilling rigs supported by an industry leading technology platform that offers innovative drilling solutions to deliver efficient, predictable and repeatable results through service differentiation. Precision also offers well service rigs, camps, rental equipment and directional drilling services all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Senior Vice President & Chief Financial Officer
713.435.6100

Dustin Honing, Manager, Investor Relations & Corporate Development
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com